EXHIBIT 99.1

Brookfield Wealth Solutions Completes Annual Filings

BROOKFIELD, NEWS, March 27, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) announced today the filing of its 2024 annual report, including audited financial statements for the year ended December 31, 2024, on Form 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR+.

These documents are available at bnt.brookfield.com, on the SEC’s website at www.sec.gov and on Brookfield Wealth Solutions’ SEDAR+ profile at www.sedarplus.ca. Hard copies will be provided to shareholders free of charge upon request.

About Brookfield Wealth Solutions
Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

For more information, please visit our website at bnt.brookfield.com or contact:

Media: Kerrie McHugh Tel: +1.212.618.3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: +1.416.369.3358 Email: rachel.schneider@brookfield.com